Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	22 February 2013

SIMS METAL MANAGEMENT ANNOUNCES

FISCAL 2013 HALF YEAR RESULTS

Financial Results for the Half Year Ended 31 December 2012

Sims Metal Management Limited (the “Company”) today announced revenue of $3.4 billion and a net loss after tax, on a statutory basis, of $295.5 million, representing a loss of 144.5 cents per diluted share, for the half year ended 31 December 2012. Net profit after tax (NPAT) in the first half of Fiscal 2013, on an underlying basis, was $10 million. See the Reconciliation of Statutory Results to Underlying Results for Half Years Ended 31 December 2012 and 31 December 2011 attached herein for more information. The primary differences between the statutory and underlying results is accounted for by goodwill impairment and inventory write-downs taken to account in the first half of Fiscal 2013, among other significant items.

Revenue declined 25% to $3.4 billion during the first half of Fiscal 2013, primarily due to a reduction of intake and shipments in North America. Underlying earnings before interest, tax, depreciation, and amortisation (EBITDA) were $94 million, a decrease of 33% on the prior corresponding period. In the first half of Fiscal 2013 underlying earnings before interest and tax (EBIT) was $31 million, a decrease of 58% on the prior corresponding period. Underlying NPAT was $10 million, a decrease of 76% on the prior corresponding period. In the first half of Fiscal 2013, underlying earnings per share was 4.8 cents, a decrease of 76% on the prior corresponding period.

During the first half of Fiscal 2013, the Company completed its on-market buy-back by repurchasing an additional 0.9 million shares, bringing the total number of shares repurchased to 3.9 million shares for an aggregate cost of $47 million. The Company invested an aggregate $82 million into capital expenditures (CAPEX) and $20 million into acquisitions. The Company also divested three underperforming businesses for total cash consideration of $52 million. Underlying controllable costs (adjusted to exclude the impact of significant items) were reduced by $29 million in North America Metals, $5 million in UK Metals, and $10 million in Australia Metals versus the prior corresponding period, with additional cost savings now identified by management targeted for the second half of Fiscal 2013. Net debt as of 31 December 2012 was $293 million, or 13% of total capital.

As investors are aware, the Company’s dividend policy is to distribute 45% to 55% of NPAT, subject to the Board’s discretion. In the absence of statutory NPAT, even after looking through goodwill impairment, the Company has determined not to pay a dividend for the first half Fiscal 2013 period. The Company’s dividend policy remains unchanged.

In the first half of Fiscal 2013, the Company’s total scrap intake and shipments were 6.0 million tonnes and 5.9 million tonnes, respectively. Scrap intake and shipments decreased 18% and 17%, respectively, on the prior corresponding period, and mostly in North America.

On 15 February 2013, the Company reported that the impact of the UK matter resulted in inventory write-down adjustments in the UK of circa $78 million, of which $17 million would impact the first half results of Fiscal 2013. The remainder of the impact of the UK matter resulted in the restatement of Fiscal periods 2010, 2011, and 2012, which is provided in Note 2 of the financial statements as of 31 December 2012.

Results at a Glance

(in A$ millions)
STATUTORY:	HY13	Restated HY12
Revenue	$3,429	$4,584
EBITDA[1]	$33	$100
EBIT	$(321)	$(637)
NPAT	$(295)	$(633)
Diluted loss per share (cents)	(144.5)	(307.2)

UNDERLYING[2]:
Revenue	$3,429	$4,584
EBITDA	$94	$140
EBIT	$31	$76
NPAT	$10	$42
Diluted earnings per share (cents)	4.8	20.0

1  EBITDA is an unaudited measurement of non-conforming financial information. See attached table that reconciles EBITDA to statutory net profit (loss).

2  See table attached that reconciles statutory and underlying results.

Group Chief Executive Officer Daniel W. Dienst stated, “While we are beginning to see improving economic fundamentals in our key scrap generating market in the United States, the translation into stronger scrap volumes remains currently challenged as scrap generation typically lags the fundamentals. Subdued scrap generation, particularly within the consumer segment, negatively impacted sales and margins in the first half, which was compounded by weaker commodity prices and periods of tepid ferrous scrap demand. These conditions led to first half earnings which masks the significant accomplishments made on lowering controllable costs and from optimising our portfolio of assets. There were also a number of significant items recorded in the first half of Fiscal 2013 including $291 million of goodwill and other intangible asset impairment and $17 million of inventory adjustments stemming from the UK matter.”

Mr. Dienst continued, “Despite challenging market conditions and global headwinds, we remain intensely focused on aspects of our business within our control, such as operating costs and optimisation of our asset portfolio. In our North America Metals business we reduced controllable costs by $4.7 million per month, exceeding management’s previous guidance of $4 million per month. In our UK Metals business controllable costs were trimmed by $0.8 million per month and are on track to reach a run rate of $1.5 million per month in the second half of Fiscal 2013. On top of gains made in North America and the UK, our Australia Metals operations reduced controllable costs by an additional $10 million compared to the previous corresponding period with additional savings expected in the second half.”

Mr. Dienst stated, “We continue to optimise our asset portfolio to achieve the highest possible return on investment throughout the cycle. In North America we divested three underperforming businesses and recycled some of that capital into growing our platforms with more attractive return characteristics in the New England and the Gulf regions. We have also grown our Australian Metals platform, our strongest returning business, through expansions in Western Australia and most recently with an acquisition in South Australia. We also expanded Sims Recycling Solutions (SRS) with two acquisitions in North America.

Mr. Dienst stated, “We applaud the effort of our teammates across the globe for their incredible resilience and preparedness in the face of multiple storms which have recently struck in regions we operate. Be it Superstorm Sandy in the US or flooding and fires in Australia, our people have done a great job preparing our sites, securing our equipment, and most critically, keeping our people safe.”

North America

Sales revenue was down 33% from the prior corresponding period at $2.0 billion and statutory EBIT was a loss of $328 million. Underlying EBIT was circa $2 million. Results for the first half Fiscal 2013 in North America were impacted by significant items that decreased EBIT by $330 million, $291 million of which relates to goodwill and other intangible asset impairment charges, $15 million of fixed asset impairment, and circa $11 million of losses on sale of businesses. Other adverse significant items included among other items, Superstorm Sandy related costs, redundancy provisions, and net realisable inventory adjustments. Scrap intake in North America declined by 22% on the prior corresponding period to 4.3 million tonnes and shipments declined by 23% to 4.2 million tonnes.

Mr. Dienst continued, “Despite very early signals of better times ahead, our North America Metals business continued to face headwinds in the first half of Fiscal 2013. Scrap intake and shipments were materially down from the prior corresponding period, as the business prudently applied selective buying behaviour and chose not to chase marginal intake tonnages. Notwithstanding the implementation of proactive source control; a challenging set of global economic conditions, weaker metals prices, tentative demand for the majority of the period, and the impact of adverse significant items, resulted in a statutory loss. We are not satisfied with this result and continue our efforts to streamline our North America Metals operations. Controllable costs after adjusting for significant items were reduced by $4.7 million per month from the prior corresponding period. This is in excess of management’s previous forecast of $4 million per month. Through further reduction in controllable costs and the potential monetisation of a few residual non-core and underperforming assets, we have now increased our targeted cost savings to $6 million per month in the second half of Fiscal 2013, leading to a total annualised controllable cost reduction run rate of circa $70 million by the end of Fiscal 2013.

Mr. Dienst said, “During the first half of Fiscal 2013, we continued to optimise our North American asset portfolio. Within our SRS business we made two strategic acquisitions, one in British Columbia and the other in Maryland, expanding our network of locations across the continent. In Metals Recycling we divested non-core and underperforming assets in Arizona and Colorado, as well as our 50% interest in the Nashville joint venture. We recycled some of this capital into the acquisition of a business with a shredder around which we added feeder yards to support our Gulf region growth. Development of our expanded New England footprint with the third prong of our expansion there, a greenfield full service facility and shredder in Rhode Island to complement our recently opened deep sea dock and non-ferrous depot, is targeted to be complete in September 2013. These actions are a part of our clear strategy to direct capital to the highest returning assets, with an emphasis towards water based facilities in scrap rich regions where we can achieve a leadership position, source control, and solid ROI’s through the cycle.”

Australasia

Sales revenue was down 10% on the prior corresponding period to $574 million. Statutory EBIT was $13 million in the first half of Fiscal 2013, a decline of 62% on the prior corresponding period. Underlying EBIT was circa $17 million. Results for the first half of Fiscal 2013 in Australasia were impacted by significant items that decreased EBIT by $4 million, which included loss on the completion of a sale in assets of a joint venture, reduction in fair value accounting revaluation on Chiho-Tiande Group derivatives, and redundancies. Scrap intake and shipments for the first half of Fiscal 2013 were 0.9 million tonnes each. Intake was lower by 5% on the prior corresponding period while shipments were 5% higher on the prior corresponding period.

Mr. Dienst stated, “Our pervasive focus on cost reductions globally has also extended to our Australia Metals business, where our talented team decreased controllable costs by $10 million in the first half of Fiscal 2013 compared to the prior corresponding period, while at the same time expanding their footprint. Underlying controllable cost reductions in the second half of Fiscal 2013 are expected to be sustained at an annualised run rate of circa $20 million by the end of the fiscal year.

Mr. Dienst said, “Our Australasian business was hampered by slightly lower volumes and lower average selling prices in the first half of Fiscal 2013, particularly in the face of a quiet Asian Pacific ferrous trading market. Through the first half of Fiscal 2013 we continued to selectively deploy new capital to this important region via acquisitions in the Western Australia and South Australia markets and the successful deployment of new downstream technology.”

Europe

Sales revenue was down 10% on the prior corresponding period to $812 million and statutory EBIT was a loss of $6 million. Underlying EBIT was circa $12 million. Scrap intake and shipments in the region were 0.8 million tonnes each, a decline of 4% and 2%, respectively, on the prior corresponding period. Results for the first half of Fiscal 2013 in Europe were impacted by significant items that decreased EBIT by $18 million. The significant items consisted primarily of $18 million inventory adjustments to net realisable value in the UK.

Mr. Dienst said, “The performance of our European business in the first half of Fiscal 2013 was an obvious disappointment. Our traditional UK Metals operations in particular continue to struggle with weak scrap generation and tight margins masking a reduction in underlying controllable costs of $0.8 million per month in the UK Metals business and solid earnings contribution from SRS in Continental Europe. As we move through the second half of Fiscal 2013 our efforts to reduce costs and tighten controls will intensify. We anticipate reaching a controllable cost savings run rate of $1.5 million per month during the second half of Fiscal 2013, while rigorously examining further cost savings opportunities in both the metals and SRS businesses there.”

Mr. Dienst stated, “While an investigation into the UK inventory matter has revealed that the conditions which allowed this activity to occur were unique to the two facilities in the UK, and principally a function of our SRS business outgrowing its control environment, the Board and management continue to view the full resolution of the matter as its highest priority. We are working diligently to ensure this issue will never be replicated.”

Markets & Outlook

Mr. Dienst continued, “The majority of the first half period endured very challenging conditions in which ferrous prices declined by circa $50 per tonne sequentially versus the prior corresponding period. Intake also slowed precipitously, particularly heading from October into November as we aggressively lowered our buy prices to reflect the realities of global trading conditions as ferrous prices declined from circa $415 per tonne to $365 per tonne intra period. We maintained a steady position with sales against inventories, but profits were squeezed as ferrous selling prices fell abruptly versus average inventory costs. In mid to late November, ferrous markets seemed to find a floor, firmed somewhat through the end of the calendar year and have recently increased significantly from the second fiscal quarter bottom. There is currently adequate trading liquidity in the deep sea ferrous markets and we expect the same in the coming weeks. Intake currently remains challenged versus normally functioning historical economic activity, although January and February, traditionally quiet months, have shown some resiliency on volumes and some margin improvement is noted as the market has held its recently found discipline. Non-ferrous markets, while trading at lower levels at period end, have been and remain liquid, and we expect a potential acceleration of activity, particularly as Lunar New Year festivities in the PRC draw to a close.”

Mr. Dienst concluded. “We have now endured over four years of volatility and extremely challenging times in our markets. We believe closing the books on the first half of Fiscal 2013 is also a potential closing of the doors on this difficult chapter. Moving forward we see a business which is positioned to be a leader in the markets in which it operates, and on track to have reduced its fixed cost base on an annualised run rate in excess of $100 million before additional savings are realised in Global SRS as we head towards the end of Fiscal 2013. We are driving ahead with a clear strategy to generate strong returns on capital deployed in existing markets and establishing beachheads in the emerging scrap generating markets of the future. Backed by a confident, hungry, and safe working global team of 6,600 men and women ready to capitalise on improving market conditions, now more than ever we are confident that Sims Management Management’s best days are ahead of it.”

Capitalisation

As of 31 December 2012, the Company had net debt balances of $293 million, representing 13% of total capital.

Dividend

As investors are aware, the Company’s dividend policy is to distribute 45% to 55% of NPAT, subject to the Board’s discretion. In the absence of statutory NPAT, even after looking through goodwill impairment, the Company has determined not to pay a dividend for the first half Fiscal 2013 period. The Company’s dividend policy remains unchanged.

Goodwill Impairment Charge and Other Impairment Charges in the First Half of Fiscal 2013

As previously announced, due to the difficult economic environment, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, the Company was required to perform a goodwill impairment test in accordance with Australian Accounting Standards Board (AASB) 136 – “Impairment of Assets.” AASB 136 requires management to determine the value of the Company’s cash generating units. Management assessed the recoverable amount on a value-in-use basis, utilising discounted cash flows. As a consequence of the impairment review, in the first half of Fiscal 2013, the Company recorded against its results a pre-tax $291 million ($259 million after-tax) charge to write-down the carrying value of goodwill and other identified intangible assets.

Reconciliation of Statutory Result to Underlying Result for the Half Years Ended 31 December 2012 and 31 December 2011

	EBITDA		EBIT		NPAT
(in A$ millions)	HY13	Restated HY12	HY13	Restated HY12	HY13	Restated HY12

Statutory Result	$33	$100	$(321)	$(637)	$(295)	$(633)

Significant Items:

Goodwill Impairment	N/A	N/A	$284	$615	$255	$597

Goodwill Impairment in Joint Ventures	N/A	N/A	-	$58	-	$51

Impairment of Other Identified Intangibles	N/A	N/A	$7	-	$4	-

UK Inventory Adjustments	$17	$25	$17	$25	$13	$18

Other Inventory Adjustments	$4	$8	$4	$8	$3	$5

Final Settlement of a business arrangement	-	$6	-	$6	-	$4

Credit and related losses	$2	$4	$2	$4	$1	$3

Fixed Asset Impairment	$15	$(3)	$15	$(3)	$9	$(3)

Natural Disaster Related Costs	$5	-	$5	-	$3	-

Redundancy Provisions	$2	-	$2	-	$1	-

Commercial Settlement	$(2)	-	$(2)	-	$(1)	-

Provisions Related to Settlement of Disputes	$3	-	$3	-	$3	-

Loss on Sale of Businesses	$12	-	$12	-	$11	-

Impact of CTG derivatives	$3	-	$3	-	$3	-

Underlying Result	$94	$140	$31	$76	$10	$42

3 N/A indicates that EBITDA is calculated to exclude impairment of goodwill and other identified intangible assets in the presentation of both the statutory and underlying results.

EBITDA4:

(in A$ millions)	HY13	Restated HY12

NPAT	$(295)	$(633)

Goodwill and intangible impairment charges	$291	$673

Depreciation and amortisation	$62	$64

Interest expense, net	$9	$10

Income tax benefit	$(34)	$(14)

Statutory EBITDA	$33	$100

Net Debt5:

(in A$ millions)	HY13	Restated HY12

Total borrowings	$364	$445

Minus cash balances	$(71)	($121)

Net debt	$293	$324

Total Capital	$2,241	$2,631

Net debt as a percentage of total capital	13%	12%

4  EBITDA is a measure of cash flow generating capacity that is commonly utilised by the investment community.

[5]  Net debt equals total borrowings minus cash balances at 31 December and reflects total borrowings as if borrowings were reduced by cash balances as a pro forma measurement.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430